WOODSIDE
AUSTRALIAN ENERGY

02 JUL -3 AM 10: 41

12 June 2002

02042382

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- News Release in relation to Laminaria Phase 2 commencing production on time, lodged with the Australian Stock Exchange ("ASX") on 12 June 2002.

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

dlw 7/15

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

WOODSIDE

AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Wednesday, 12 June 2002
10am (WST)

LAMINARIA PHASE 2 STARTS PRODUCTION ON TIME

Woodside Petroleum Ltd., Operator of the AC/L5 and Laminaria Unit Joint Ventures, advises that the Laminaria Phase 2 Project in the Laminaria field in the Timor Sea, has started production on schedule, with first oil flowing at 04:55 hrs yesterday.

The project, designed to accelerate production and access incremental reserves from the Laminaria and Corallina oil fields, has involved the drilling of two new wells, Laminaria 7 and 8, with subsea completions and tie-ins to the floating production, storage and offloading facility, Northern Endeavour.

The estimated final capital cost of the Phase 2 project is expected to be A$127.5 million, which is within budget.

Initial production from Phase 2 during clean-up of the Laminaria 8 well is about 50,000 barrels of oil a day. The Laminaria 7 well flowed at a clean-up rate of about 20,000 barrels of oil a day.

Daily production from the Laminaria and Corallina fields immediately before starting the hook up of the two wells was about 73,000 barrels of oil.

As previously advised, drilling difficulties made it necessary to re-design the Phase 2 wells as vertical rather than horizontal producers. As a result, ultimate oil recovery from Phase 2 is likely to be lower than previously planned.

Production in 2002 from the Laminaria field will be highly dependent on the rate of decline of the Phase 1 and Phase 2 wells. Details will be included in Woodside's quarterly production reports.

The Northern Endeavour produces from the Laminaria and Corallina oil fields in AC/L5 in the Timor Sea. Equity interests in Production Licence AC/L5 and the Corallina oil field are Woodside Energy Ltd. 50%, BHP Billiton (North West Shelf) Pty Ltd 25%, and Shell Development (Australia) Proprietary Limited 25%. Equity interests in the Laminaria oil field are Woodside 44.925%, BHPB 32.6125% and Shell 22.4625%.

MEDIA INQUIRIES

Woodside Energy Ltd.

Rob Millhouse, Public Issues Manager

W: (08) 9348 4281 M: (0419) 588 166

WOODSIDE
AUSTRALIAN ENERGY

02 JUL -3 AM 10:52

11 June 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to Lantana-1 (AC/P4) lodged with the Australian Stock Exchange ("ASX") on 11 June 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

11 June 2002

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

AC/P4
Lantana-1

Woodside Petroleum Ltd., Operator of the AC/P4 permit, reports that on 10 June 2002 the Lantana-1 exploration well located in the Vulcan Sub-basin of the North West Shelf was preparing to run wireline logs at a the final total depth of 2290 metres.

Since the last report, a 7 inch liner was run to 1680 metres, a 7 inch hole was drilled to 2133 metres and a 6 inch hole was drilled to 2290 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in AC/P4 is 80%. The other participant in the permit is OMV Timor Sea Pty Ltd (20%) a wholly owned subsidiary of OMV Australia Pty Ltd.

ANTHONY NIARDONE
Assistant Company Secretary